

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 25, 2014

Via Email
Ohad Goren
Chief Executive Officer
E-Qure Corp.
20 West 64th Street, Suite 39G
New York, NY 10023

> **Re:** **E-Qure Corp.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed November 12, 2014**
> **File No. 333-198611**

Dear Mr. Goren:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Summary

Summary of Risk Factors

1. Please describe the risk to your business due to your shell company status.

Description of Business, page 25

Our Business, page 26

2. We note your response to comment 10 in our letter dated October 3, 2014 that you revised your risk factor disclosure regarding your plan to manufacture the BST device. Please also include disclosure here about your plans to manufacture the BST device in Israel.

Employees, page 33

3. Please file the service agreements that you have with your executive officers as exhibits to the registration statement.

Financial Statements, page 36

General

4. We note your response to comment 17 in our letter dated October 3, 2014. Please include a note to your financial statements specifically disclosing, if true, the retroactive treatment as well as the change made and the effective date of the change. Please refer to ASC 505-10-S99.

Notes to Unaudited Financial Statements, page 39

2. Stockholders' Equity, page 43

5. We note your response to comment 19 in our letter dated October 3, 2014 and your revised disclosure to describe the terms under which the promissory notes were converted. Please address that portion of our comment requesting disclosure of how you determined the amount of loss recognized. Please ensure your disclosure is consistent throughout your filing. For example you describe here that the loss was recognized because the conversion terms of the notes were not adjusted as provided for in the event of a share recapitalization and in Note 5 you disclose a loss was recognized because the conversion price was at a discount from the market prices of the shares on the dates of the original issuances. Also, please help us understand your loss recognition on the conversion of the notes by responding to that portion of our comment requesting you advise us of the specific literature applied to your fact pattern. Your reference to the disclosure in Note 5 provides the guidance used to determine a BCF existed because the conversion price was less than the quoted market price at the time of issuance.

Management's Discussion and Analysis of Financial Condition and Plan of Operations, page 64

Liquidity, Capital Resources and Strategy, page 66

6. We note your response to comment 14 in our letter dated October 3, 2014 in which you have added disclosure regarding management's plan to address your going-concern status and deleted other duplicative disclosure. However, certain disclosure explaining the meaning of your auditor's going-concern opinion and the rationale for which it was issued appears to have been removed as well. Please revise to include such disclosure in order to provide investors with context for management's plan to address the going-concern opinion.

Exhibits and Financial Statement Schedules, page 82

7. We note your disclosure that the service agreement between you and Mr. Weissberg was filed with the company's S-1 on September 6, 2014. However, the company's only other S-1 was filed on September 5, 2014 and Mr. Weissberg's service agreement is not attached as an exhibit thereto. Please advise or revise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Donna Di Silvio, Staff Accountant, at 202-551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Kennedy, Staff Attorney, at 202-551-3832 or me at 202-551-3720 with any other questions.

Sincerely,

/s/ Dietrich A. King for

Mara L. Ransom
Assistant Director

Cc: Tom Craft, Jr., Esq.
        Richard Rubin, Esq.